Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated March 29, 2016

Registration No. 333-192178

March 29, 2016

Pricing Term Sheet

T-MOBILE USA, INC.

$1,000,000,000 6.000% Senior Notes due 2024

Pricing Supplement, dated March 29, 2016, to Preliminary Prospectus Supplement, dated March 29, 2016, of T-Mobile USA, Inc. This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement only to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Supplement but not defined herein have the meanings given them in the Preliminary Prospectus Supplement.

Issuer	T-Mobile USA, Inc.

Title of Security	6.000% Senior Notes due 2024 (the “senior notes”)

Aggregate Principal Amount	$1,000,000,000

Maturity	April 15, 2024

Coupon	6.000%

Public Offering Price	100.000% of principal amount

Yield to Maturity	6.000%

Spread to Treasury	+ 434 bps

Benchmark	UST 2.750% due February 15, 2024

Gross Proceeds Before Expenses	$1,000,000,000

Net Proceeds Before Expenses	$998,750,000

Optional Redemption:	On or after the following dates at the following redemption prices plus accrued and unpaid interest, if any, to, but not including the date of, the redemption date:

Year	Percentage
April 15, 2019	104.500%
April 15, 2020	102.250%
April 15, 2021 and thereafter	100.000%

Make-whole call	Prior to April 15, 2019 at a discount rate of Treasury plus 50 bps

Optional redemption with equity proceeds	At any time prior to April 15, 2019, up to 35% of the senior notes may be redeemed at 106.000% plus accrued and unpaid interest, if any, to, but not including, the redemption date.

Change of Control Triggering Event	101%, plus accrued and unpaid interest, if any to, but not including, the date of payment.

CUSIP/ISIN Numbers	CUSIP: 87264A AQ8 ISIN: US87264AAQ85

Interest Payment Dates	April 15 and October 15. The first interest payment date will be October 15, 2016.

Use of Proceeds	The purchase of 700 MHz A-block spectrum and other spectrum purchases.

Trade Date	March 29, 2016

Settlement Date	T+3 (April 1, 2016)

Denominations	$2,000 and integral multiples of $1,000

Form of Offering	SEC Registered (Registration No. 333-192178)

Joint Book-Running Managers	Deutsche Bank Securities Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Barclays Capital Inc. Goldman, Sachs & Co

Co-Managers	Credit Suisse Securities (USA) LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Other information presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

The Issuer has filed a registration statement (Registration No. 333-192178) (including a Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement, the related Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC, including those incorporated by reference into the Preliminary Prospectus and Preliminary Prospectus Supplement, for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, the underwriters or any dealer participating in the offering will arrange to send you the Preliminary Prospectus and related Preliminary Prospectus Supplement if you request it by contacting Deutsche Bank Securities Inc. at Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, New York 10005-2836, by telephone at +1 (800) 503-4611 or by email at prospectus.cpdg@db.com.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers and other notices were automatically generated as a result of this communication being sent via Bloomberg or another communication system.